Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503
(310) 212-7910
June 29, 2009
Mr. Jay Mumford
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, DC 20549-0306

Re:	Motorcar Parts of America, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended March 31, 2008 Supplemental Response Filed March 27, 2009 File No. 001-33861
Dear Mr. Mumford:
          Enclosed please find our response to the Comment regarding the above-referenced filings provided by you in a letter to us dated April 29, 2009. We have always taken our public filings seriously, and we appreciate the time your staff has taken on this review.
          The response set forth below is keyed to the numbering of your comment and to the heading used in your letter dated April 29, 2009. Your comment is in bold type, and our response and supplemental information are in regular type.
Item 15, Exhibits, Financial Statement Schedules, page 61
1.	We note your response to our prior comments 3 and 4. Please tell us when you anticipate filing the agreements as exhibits.
Company Response:
We note that in our March 27, 2009 response to comment 4 of your March 13, 2009 letter we indicated that we would file certain customer contracts (other than with AutoZone, Inc.) with the Securities and Exchange Commission (the “Commission”).
After further review and due consideration, we respectfully submit that these customer contracts were made in the ordinary course of business and we are not substantially dependent on these contracts for the purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. Therefore, we believe we are not required to file such agreements as exhibits to our periodic reports.

Mr. Jay Mumford
June 29, 2009

As indicated in our Form 10-K for the fiscal year ended March 31, 2009 (“Form 10-K”), we have entered into or are renegotiating agreements with certain of our customers. These contractual arrangements do not obligate our customers to order or purchase any fixed or minimum level of our products, nor do they commit us to sell any minimum level of products (other than the requirement to meet certain fill rates on future purchase orders that may be placed by the customers as is typical in our industry). These agreements with our customers do not require or ensure future sales of our products to these customers. Under these agreements, our customers generally order products from us by submitting purchase orders that describe, among other things, the type and quantities of the products desired, delivery date and other delivery terms. Transactions for the purchase of our products do not arise until purchase orders have been submitted, and such transactions are based on the individual purchase orders received from our customers, and not the underlying agreements with such customers. Generally, the terms of these agreements do not bind us in any materially significant way (other than in connection with marketing allowances that are disclosed in our periodic reports) as the terms are generally superseded by our standard purchase order arrangements.
While some of these agreements provide for exclusive relationships with us, they do not commit our customers to any actual purchases (as discussed above), and, in most cases, provide for termination upon notice for cause or, in certain cases, for no cause at all. We have indicated in our Form 10-K that we are “substantially dependent upon sales to our major customers.” This statement adequately discloses our relationships with these customers and does not describe the underlying contracts we have with them as we are “substantially dependent” on the customers, not the contracts. While any meaningful reduction in sales to, or deterioration in the financial condition of, these customers may have a materially adverse effect on us, the loss of one of the agreements underlying these relationships would not. These agreements are not essential, or even necessary, to our continued relationship and sales to these customers but are typical of the industry and help establish the customer relationships upon which we depend. It is our relationships with these major customers that are important to our success, not the underlying contracts that contain standard terms for the automotive aftermarket industry. Consequently, we do not believe that filing these contracts would provide our investors with any meaningful disclosure and, in fact, would obfuscate such disclosure.
Even though we are not filing these agreements, we have in the past disclosed certain material aspects of our customer arrangements in our periodic reports with the Commission. We expect to continue this practice.
Although we may be dependent on a limited number of customers for a substantial portion of our revenues, we do not believe that we enter into contracts with these customers upon which we are substantially dependent within the meaning of Item 601(b)(10)(ii)(B).
We note that in our March 27, 2009 response to comment 3 of your March 13, 2009 letter, we indicated that we would file the complete AutoZone contract. On August 29, 2009, we entered into a Vendor Agreement, dated as of March 31, 2009, with AutoZone, Inc. On May 5, 2009, we filed this Vendor Agreement, as well as a Core Amendment to this Vendor Agreement, with the Commission as exhibits to a Form 8-K in response to this comment 3. Since the March 31, 2009 Vendor Agreement essentially

Mr. Jay Mumford
June 29, 2009

replaces our April 6, 2004 Vendor Agreement with AutoZone, Inc., we have not filed the April 6, 2004 Vendor Agreement. Also, we have not filed the Lift Addendum #1 to Vendor Agreement, dated July 7, 2008, as this was an addendum to the April 6, 2004 Vendor Agreement, and we do not believe that it contains any material information that would be meaningful to our investors.
          We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any additional comments or inquiries with respect to this matter to the undersigned, via telephone at (310) 972-5141 or fax at (310) 347-4369. Thank you.

Sincerely,
/s/ David Lee

David Lee
Chief Financial Officer

cc:	Kaitlin Tillan, Assistant Chief Accountant, United States Securities and Exchange Commission
Andri Boerman, Staff Accountant, United States Securities and Exchange Commission
Ruairi Regan, Esq., Staff Attorney, United States Securities and Exchange Commission